     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FEBRUARY 26, 2004
                                                    1933 Act File No. 333-110143
                                                     1940 Act File No. 811-21462
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM N-2

[ ]      REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ]      PRE-EFFECTIVE AMENDMENT NO. __
[X]      POST-EFFECTIVE AMENDMENT NO. 1
                                       AND

[X]      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]      AMENDMENT NO. 4

                         TORTOISE ENERGY INFRASTRUCTURE
                                  CORPORATION

                        10801 Mastin Boulevard, Suite 222
                           Overland Park, Kansas 66210
                                 (913) 981-1020

                                AGENT FOR SERVICE
                                David J. Schulte
                        10801 Mastin Boulevard, Suite 222
                           Overland Park, Kansas 66210

                          COPIES OF COMMUNICATIONS TO:


       Deborah Bielicke Eades, Esq.                  John R. Short, Esq.                 Richard Kronthal, Esq.
 Vedder, Price, Kaufman & Kammholz, P.C.     Blackwell Sanders Peper Martin, LLP            Kaye Scholer LLP
         222 North LaSalle Street                     720 Olive Street                      425 Park Avenue
         Chicago, Illinois 60601                  St. Louis, Missouri 63101             New York, New York 10022


APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of this Registration Statement

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [ ]

[X] This form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933 and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 333-110143.

                          CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
======================================================================================================================
                                                      PROPOSED                PROPOSED
                                                       MAXIMUM                MAXIMUM
  TITLE OF SECURITIES         AMOUNT BEING         OFFERING PRICE             AGGREGATE                 AMOUNT OF
  BEING REGISTERED           REGISTERED             PER UNIT            OFFERING PRICE(1)             REGISTRATION FEE(2)
  -------------------        -------------         --------------       -----------------             -------------------
      Common Stock             12,650,000              $25.00              $316,250,000              $40,068.88
=========================================================================================================================

(1) Estimated solely for the purposes of calculating the registration fee.

(2) All fees have previously been paid.

                                EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-110143) of Tortoise Energy Infrastructure Corporation ("the Registration Statement") is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, for the sole purpose of amending certain exhibits previously filed with the Registration Statement and accordingly, shall become effective immediately upon filing with the Securities and Exchange Commission.

                           PART C - OTHER INFORMATION

ITEM 24: FINANCIAL STATEMENTS AND EXHIBITS

    1.   Financial Statements.(3)

    2.   Exhibits:

         a.1. Articles of Incorporation.(1)

         a.2. Articles of Amendment and Restatement.(2)

         b.1. By-laws.(1)

         b.2. Amended and Restated By-Laws.(2)

         c.   None.

         d.   Form of Common Share Certificate.(2)

         e.   Form of Terms and Conditions of the Dividend Reinvestment Plan.(2)

         f.   Not applicable.

         g.1. Form of Investment Advisory Agreement with Tortoise Capital Advisors, L.L.C.(2)

         g.2. Form of Reimbursement Agreement.(2)

         h.1. Form of Underwriting Agreement.(3)

         h.2. Form of Master Agreement Among Underwriters.(3)

         h.3. Form of Master Selected Dealers Agreement.(3)

         i.   None.

         j.   Form of Custody Agreement.(2)

         k.1  Form of Stock Transfer Agency Agreement.(2)

         k.2  Form of Administration Agreement.(2)

         k.3  Form of Fund Accounting Agreement.(2)

         l.   Opinion of Venable LLP (*)

         m.   Not applicable.

         n.1. Opinion of Blackwell Sanders Peper Martin, L.L.P. related to Tax Matters.(3)

         n.2. Opinion of Blackwell Sanders Peper Martin, L.L.P. related to UBTI Tax Matters.(3)

         n.3. Consent of Auditors.(*)

         o.   Not applicable.

         p.   Subscription Agreement.(2)

         q.   None.

         r.   Code of Ethics for the Registrant and the Adviser.(2)

         s.   Powers of Attorney.(2)

(*) Filed herewith.

(1) Incorporated by reference to Registrant's Registration Statement on Form N-2, filed on October 31, 2003 (File Nos. 333-110143 and 811-21462).

(2) Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2, filed on January 30, 2004 (File Nos. 333-110143 and 811-21462)

(3) Incorporated by reference to Pre-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-2, filed on February 20, 2004 (File Nos. 333-110143 and 811-21462)

ITEM 25: MARKETING ARRANGEMENTS

         See the form of Underwriting Agreement filed as Exhibit 2.h.(1) on February 20, 2004.

ITEM 26: OTHER EXPENSES AND DISTRIBUTION

         The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:



Registration fees                                                       $ 36,000
NYSE Listing Fees                                                         65,000
Directors' Fees and Expenses                                               6,000
Printing (other than certificates)                                       100,000
Accounting fees and expenses                                               7,000
Legal fees and expenses                                                  500,000
NASD fee                                                                  26,000
Miscellaneous                                                            160,000
                                                                        --------
   Total                                                                $900,000
                                                                        ========

ITEM 27. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

         None.

ITEM 28. NUMBER OF HOLDERS OF SECURITIES

         As of February 23, 2004, the number or record holders of each class of securities of the Registrant was



          TITLE OF CLASS                         NUMBER OF RECORD HOLDERS
          --------------                         ------------------------
Common Shares (no par value).............                  11

ITEM 29. INDEMNIFICATION

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty which is established by a final judgement as being material to the cause of action. The Registrant's charter contains such a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law.

The Registrant's charter authorizes it, to the maximum extent permitted by Maryland law and the Investment Company Act of 1940, as amended (the "1940 Act"), to indemnify any present or former director or officer or any individual who, while a director of the Registrant and at the request of the Registrant, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer of the Registrant and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Registrant's Bylaws obligate it, to the maximum extent permitted by Maryland law and the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director of the Registrant and at the request of the Registrant, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made a party to the proceeding by reason of his service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer of the Registrant and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and Bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any employee or agent of the Registrant or a predecessor of the Registrant.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant's charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgements, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgement in a suit by or in the right of the corporation or for a judgement of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The provisions set forth above apply insofar as they are consistent with Section 17(h) of the 1940 Act, which prohibits indemnification of any director or officer of the Registrant against any liability to the Registrant or its shareholders to which such director or officer otherwise would be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended ("1933 Act"), may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 30. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

         The information in the Statement of Additional Information under the caption "Management of the Company--Directors and Officers" is hereby incorporated by reference.

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

         All such accounts, books, and other documents are maintained at the offices of the Registrant, at the offices of the Registrant's investment adviser, Tortoise Capital Advisors, L.L.C., 10801 Mastin Boulevard, Suite 222, Overland Park, Kansas 66210, at the offices of the custodian, U.S. Bank National Association, 425 Walnut Street, M.L. CN-OH-W6TC, Cincinnati, Ohio 45202 or at the offices of the transfer agent, Computershare Investor Services, LLC, Two North LaSalle Street, Chicago, Illinois 60602 or at the offices of the administrator, U.S. Bankcorp Fund Services, LLC, 615 East Michigan Street, Milwaukee, WI 53202.

ITEM 32. MANAGEMENT SERVICES

         Not applicable.

ITEM 33. UNDERTAKINGS

         1. The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or
(2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

         2. Not applicable.

         3. Not applicable.

         4. Not applicable.

         5. (a) For the purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

            (b) For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

         6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prominent delivery within two business days of receipt of a written or oral request the Registrant's statement of additional information.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Overland Park and State of Kansas, on the 26th day of February, 2004.

                                    Tortoise Energy Infrastructure Corporation

                                    By:  /s/ David J. Schulte
                                        ---------------------
                                         David J. Schulte, President

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.



/s/ Terry C. Matlack*                      Director and Treasurer (Principal
------------------------------------       Financial and Accounting Officer)              February 26, 2004
Terry C. Matlack


/s/ Conrad S. Ciccotello*                              Director
------------------------------------
Conrad S. Ciccotello                                                                      February 26, 2004


/s/ John R. Graham*                                    Director
------------------------------------
John R. Graham                                                                            February 26, 2004


/s/ Charles E. Heath*                                  Director
------------------------------------
Charles E. Heath                                                                          February 26, 2004


/s/ H. Kevin Birzer*                                   Director
------------------------------------
H. Kevin Birzer                                                                           February 26, 2004


/s/ David J. Schulte                     President and Chief Executive Officer
------------------------------------         (Principal Executive Officer)                February 26, 2004
David J. Schulte

* By David J. Schulte pursuant to power of attorney, filed on January 30, 2004 in connection with Pre-Effective Amendment No. 1 to Registration Statement and is hereby incorporated by reference.

                                  EXHIBIT INDEX


EXHIBIT  DOCUMENT
-------  --------
  a.1.   Articles of Incorporation.(1)

  a.2.   Articles of Amendment and Restatement.(2)

  b.1.   By-laws.(1)

  b.2.   Amended and Restated By-Laws.(2)

  c.     None.

  d.     Form of Common Share Certificate.(2)

  e.     Form of Terms and Conditions of the Dividend Reinvestment Plan.(2)

  f.     Not applicable.

  g.1.   Form of Investment Advisory Agreement with Tortoise Capital Advisors,
         L.L.C.(2)

  g.2.   Form of Reimbursement Agreement.(2)

  h.1.   Form of Underwriting Agreement.(3)

  h.2.   Form of Master Agreement Among Underwriters.(3)

  h.3.   Form of Master Selected Dealers Agreement.(3)

  i.     None.

  j.     Form of Custody Agreement.(2)

  k.1    Form of Stock Transfer Agency Agreement.(2)

  k.2    Form of Administration Agreement.(2)

  k.3    Form of Fund Accounting Agreement.(2)

  l.     Opinion of Venable LLP (*)

  m.     Not applicable.

  n.1.   Opinion of Blackwell Sanders Peper Martin, L.L.P. related to Tax
         Matters.(3)

  n.2.   Opinion of Blackwell Sanders Peper Martin, L.L.P. related to UBTI Tax
         Matters.(3)

  n.3.   Consent of Auditors.(*)

  o.     Not applicable.

  p.     Subscription Agreement.(2)

  q.     None.

----------

(*)  Filed herewith.

(1) Incorporated by reference to Registrant's Registration Statement on Form N-2, filed on October 31, 2003 (File Nos. 333-110143 and 811-21462).

(2) Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2, filed on January 30, 2004 (File Nos. 333-110143 and 811-21462)

(3) Incorporated by reference to Pre-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-2, filed on February 20, 2004 (File Nos. 333-110143 and 811-21462)